SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 10)(1)

                             BCT INTERNATIONAL, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   055-355-101
              ----------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                           10 South Street, Suite 202
                          Ridgefield, Connecticut 06877
                                 (203) 894-9755

                                 with a copy to:

                            James A. Prestiano, Esq.
                               317 Madison Avenue
                                   Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2001
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055-355-101             SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      STEVEN N. BRONSON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               618,442
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        618,442
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      618,442
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.1% (rounded up to nearest tenth)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 055-355-101             SCHEDULE 13D

Item 1. Security and Issuer

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock, $.04 par value per share(the "Common Stock"), of BCT International, Inc., a Delaware corporation, with its principal offices located at 3000 NE 30th Place, 5th Floor, Fort Lauderdale, Florida 33306 ("Issuer"), remains in full force and effect. The Issuer's most recent periodic report filed under the Act, indicated that as of January 14, 2001 the Issuer had 5,136,256 shares of Common Stock issued and outstanding.

Item 2. Identity and Background.

          (a) This Amendment No. 10 to Schedule 13D is being filed on behalf of Steven N. Bronson.

          (b) Mr. Bronson's business address is 10 South Street, Suite 202, Ridgefield, Connecticut 06877.

          (c) Mr. Bronson is the President and sole member of Catalyst Financial LLC ("Catalyst"), a broker-dealer licensed under the Act. Mr. Bronson is also the Chairman, C.E.O., President and controlling stockholder of 4networld.com, Inc., a publicly traded corporation.

          (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Between February 21, 2001 and February 28, 2001, Mr. Bronson, using his own personal funds, acquired a total of 73,400 shares of Common Stock, in open market transactions, for a aggregate purchase price of $98,497.

CUSIP No. 055-355-101             SCHEDULE 13D


Item 4. Purpose of Transaction.

     Mr. Bronson acquired the shares of Common Stock because he believed the shares were undervalued due to perceived mismanagement, corporate waste and apparent self dealing transactions between the Issuer and the Chairman of the Issuer. Mr. Bronson may acquire additional shares of Common Stock through privately negotiated and/or open market transactions. Mr. Bronson may dispose of some or all of his shares of Common Stock in privately negotiated and/or open market transactions. Additionally, Mr. Bronson may take, one or more of, the following actions with respect to the Issuer:

     (i) request the Board of Directors of the Issuer to retain a reputable investment banking firm to assist the Issuer in increasing shareholder value through the sale of the Issuer or some other type of transaction;

     (ii) seek to change the makeup of the Board of Directors of the Issuer; and/or

     (iii) request the Board of Directors of the Issuer to recover the money owed to the Issuer by the owner of the Honolulu, Hawaii franchise of the Issuer, which is a corporation that is 50% owned by the Chairman of the Issuer.

     Mr. Bronson has not reached any decision with respect to any such possible actions. If, as and when Mr. Bronson does reach a decision to undertake any of the above described actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D, and timely deliver a copy of same to the Issuer in connection therewith.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

CUSIP No. 055-355-101             SCHEDULE 13D


          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

          (a)(b) Mr. Bronson owns an aggregate of 618,442 shares of the Issuer's Common Stock, representing approximately 12.1% of the total shares of Common Stock deemed outstanding. Mr. Bronson has sole voting power and sole dispositive power with respect to the 618,442 shares of the Issuer's Common Stock. With respect to such shares of Common Stock, Mr. Bronson owns 525,360 shares of Common Stock in his name and 93,082 in the name of Catalyst, a limited liability company wholly owned by Mr. Bronson.

          (c) Not applicable.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

Item 7. Material to be Filed as Exhibits.

          None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: March 1, 2001


                                                         /s/ Steven N. Bronson
                                                         ----------------------
                                                             Steven N. Bronson


         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).